Filed by United Rentals
pursuant to Rule 425 under the
Securities Act of 1933, as amended.
Subject of the offer: RSC Holdings
(Commission File No.: 001-33485)
December 16, 2011
To all United Rentals employees,
This morning, we announced an exciting merger with RSC Holdings, the second largest provider of equipment rental services in North America. The deal will combine two highly respected companies to create a new, best-in-class equipment rental leader. We expect the transaction to close in the first half of 2012, following the necessary approvals. A copy of the press release is attached for your information.
United Rentals and RSC have a great deal of respect for each other’s achievements, and we have similar cultures. Both companies are committed to operational excellence and superior customer service. As we integrate our operations post-closing, we will share a wealth of best practices and expertise that will benefit our customers and enhance our growth opportunities.
This is a transformative step we’re taking, and I’m sure you have questions. Attached is a set of FAQs that should be helpful. Your manager and HR manager are available to address any additional questions you may have, but please bear in mind that we simply may not have the answers at the time you ask. We’ll do our best to keep you informed as we move forward with the transition. I want to emphasize that, for now, it is business as usual; nothing has changed. You’ll find more about this in the FAQs.
It’s important that our company speaks with one voice during this critical period. As is company policy, please direct any inquiries from the media or other third parties to Fred Bratman, SVP of Corporate Communications and Investor Relations, at 203-618-7318, fbratman@ur.com.
There are many synergies that exist between United Rentals and RSC, which will benefit our current and future customers. Your professionalism and commitment have brought us to a place of strength, where we can make this deal. Together, we have transformed United Rentals, and now we’re about to take another momentous step forward. There are exciting days ahead!
Please join me for a special All-Employee Call this morning, when we will provide additional details and take your questions:
Dial-in today: Friday, December 16, 11:00 a.m. 1-866-793-1344
Attached:
Press release; FAQs

Cautionary Statement Regarding Forward-Looking Statements
This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and in the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements.
The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof; and United Rentals and RSC Holdings assumes no obligations to update or revise any such forward-looking statements.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document relates to a proposed transaction between United Rentals and RSC Holdings, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.
Participants in Solicitation
United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.